Filed pursuant to Rule 433
Dated June 3, 2020
Registration No. 333-220175

 Dime Community Bancshares, Inc.

2,000,000 Shares

5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A

PRICING TERM SHEET

Issuer:	Dime Community Bancshares, Inc. (Nasdaq: DCOM) (the “Company”)

Security:	Reopening of 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

The Preferred Stock is being offered as additional shares under the Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock (the “Designation”), dated as of February 4, 2020, pursuant to which we previously issued 2,999,200 shares of 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Existing Securities” and, together with the Preferred Stock, the “Securities”). The Preferred Stock constitutes a further issuance of, and will be fungible with, the Existing Securities and will form a single series with the Existing Securities for all purposes under the Designation. Immediately after giving effect to the issuance of the Preferred Stock, we will have 4,999,200 shares outstanding of our Securities.

Size:	$40,000,000 (2,000,000 Shares)

Option to Purchase Additional Shares:
The underwriters have the option to purchase up to an additional 300,000 shares of Preferred Stock within 30 days after the date of this pricing term sheet at the public offering price, less the underwriting discount.

Maturity:	Perpetual

Expected Rating*:	BB- (Stable) by Fitch

Liquidation Preference:	$25.00 per share

Dividend Payment Dates:	If declared, quarterly, in arrears, on February 15, May 15, August 15 and November 15 of each year (each such date, a “Dividend Payment Date”).

Dividend Rate (Non-Cumulative):	5.50% per annum from May 15, 2020

Day Count:	30/360

Redemption:
The Preferred Stock may be redeemed at the Company’s option, subject to regulatory approval, at a cash redemption price equal to $25.00 per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after June 15, 2025 or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the Preliminary Prospectus. Holders of shares of Preferred Stock will not have the right to require the redemption or repurchase of the shares Preferred Stock.

Listing:	The Preferred Stock is currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DCOMP.”

Trade Date:	June 3, 2020

Settlement Date:	June 10, 2020 (T+5)**

Public Offering Price:	$19.87 per share, plus accrued dividends of $0.13 per share.

Underwriting Discount:	$0.63 per share

Net Proceeds, including the accrued dividends (before expenses) to the Company:	$38,740,000

Book-Running Manager:	Raymond James & Associates, Inc.

Co-Manager:	D.A. Davidson & Co.

CUSIP/ISIN:	25432G208 / US25432G2084

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

**We expect that delivery of the shares of Preferred Stock will be made against payment therefor on or about June 10, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock prior to the delivery of the Preferred Stock hereunder will be required, by virtue of the fact that the shares of Preferred Stock will initially settle in T+5 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Stock who wish to trade the Preferred Stock prior to their date of delivery hereunder should consult their advisors.

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-220175) (including the base prospectus) on September 6, 2017 (the “Registration Statement”) and a related preliminary prospectus supplement on June 3, 2020 (“Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The information in this communication supplements and supersedes the information contained in the Preliminary Prospectus. You may obtain a copy of these documents by contacting Raymond James & Associates, Inc. at 880 Carillon Parkway, St. Petersburg, FL 33716 or by calling (800) 248-8863. Before you invest, you should read the prospectus in the Registration Statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov.

The Preferred Stock is not a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries. The Preferred Stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.